SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
__________________

SCHEDULE 13D
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

GREEKTOWN SUPERHOLDINGS, INC.
(Name of Issuer)

SERIES A-2 PARTICIPATING CONVERTIBLE
PREFERRED STOCK, $0.01 PAR VALUE

(Title and Class of Securities)

392485306
(CUSIP number)

Brigade Capital Management LLC
Attention: Donald E. Morgan, III
399 Park Avenue
Suite 1600
New York, NY 10022
(212) 745-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485306	13D/A	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brigade Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 178,335
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 178,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), this percentage includes shares of Series A-2 Participating Convertible Preferred Stock underlying warrants that are exercisable by Brigade Leveraged Capital Structures Fund Ltd. within 60 days.

CUSIP No. 392485306	13D/A	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brigade Leveraged Capital Structures Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 178,335
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 178,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes shares of Series A-2 Participating Convertible Preferred Stock underlying warrants that are exercisable by Brigade Leveraged Capital Structures Fund Ltd. within 60 days.

CUSIP No. 392485306	13D/A	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald E. Morgan, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [_]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --0--
	8	SHARED VOTING POWER 178,335
	9	SOLE DISPOSITIVE POWER --0--
	10	SHARED DISPOSITIVE POWER 178,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,355

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*Pursuant to Rule 13d-3 of the Exchange Act, this percentage includes shares of Series A-2 Participating Convertible Preferred Stock underlying warrants that are exercisable by Brigade Leveraged Capital Structures Fund Ltd. within 60 days.

CUSIP No. 392485306	13D/A	Page 5 of 7 Pages

Item 1.                    Security and Issuer.

The Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on June 30, 2010, with respect to the shares of Series A-2  Participating Convertible Preferred Stock, par value $0.01 per share (the “Shares”), of Greektown Superholdings, Inc. a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 555 East Lafayette, Detroit, Michigan, 48226, is hereby amended to furnish additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.                    Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power.  Nothing herein shall be construed as limiting the scope of actions or alternatives that the Reporting Persons may consider or discuss from time to time, or the course of action, if any, that the Reporting Persons may ultimately pursue.

Until February 17, 2012, the Shares were held pursuant to Section 206c of the Michigan Gaming and Control Act (the "Gaming Act") which, subject to numerical limits, allows institutional investors to hold shares of a company licensed to operate a casino in Michigan so long as they are holding the shares for investment purposes only. On February 17, 2012, Brigade Leveraged Capital Structures Fund Ltd. and Brigade Leveraged Capital Structures Offshore Ltd. provided notice of its intended actions as set forth in this filing and filed an application with the Michigan Gaming Control Board for a determination of eligibility and suitability of such persons. Under the Gaming Act, no action can be taken that may influence or affect the affairs of the Issuer until:(1) notice is filed; and (2) an application is filed for a determination of eligibility and suitability.

The Reporting Persons believe that the Issuer's financial performance can be improved to create greater value for the Issuer's shareholders and accordingly on February 17, 2012 the Reporting Persons sent a letter to the chairman of the nominating and corporate governance committee of the board of directors of the Issuer (the “February 17 Letter”). A copy of the February 17 Letter is attached hereto as Exhibit 1 and is incorporated herein by reference. As contemplated by the February 17 Letter, the Reporting Persons intend to work with the governance committee to nominate one individual who is associated with the Reporting Persons and two new independent nominees as candidates for election to the Issuer's board of directors. It is also anticipated that the Reporting Persons may, from time to time, have discussions with the board of directors and other shareholders of the Issuer with regard to the nomination process and subsequent election of directors.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to or result in the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Letter dated February 17, 2012 from the Reporting Persons to the chairman of the nominating and corporate governance committee of the board of directors of the Issuer.

CUSIP No. 392485306	13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

February 17, 2012
Date

BRIGADE CAPITAL MANAGEMENT, LLC

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Managing Member
Name/Title

BRIGADE LEVERAGED CAPITAL STRUCTURES FUND LTD.

/s/ Donald E. Morgan, III
Signature

Donald E. Morgan, III/Director
Name/Title

DONALD E. MORGAN, III

/s/ Donald E. Morgan, III
Signature

CUSIP No. 392485306	13D/A	Page 7 of 7 Pages

Exhibit 1

[Letterhead of Brigade Capital Management, LLC]

February 17, 2012

Mr. Freman Hendrix
Chairman of the Nominating Committee
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, MI  48226

Dear Mr. Hendrix,

Brigade’s managing member has asked me to write to you in your capacity as the Chairman of the Nominating Committee of Greektown Superholdings, Inc. (the “Company”) in connection with the nominations for directors to be considered at the 2012 Annual Shareholders Meeting of the Company.

As you are aware, Brigade Leveraged Capital Structures Fund Ltd. and Brigade Leveraged Capital Structures Offshore Ltd. (the “Funds”) are significant shareholders of the Company.  We have identified three individuals who we think would help the Company to enhance shareholder value and would like to propose for nomination to the Board of Directors of the Company.  Accordingly, we would like to meet with you and, if practical, the other members of the nominating committee early in the week of February 20 to discuss the Funds’ proposed slate of candidates.

It is our hope that we can reach a prompt consensus with the nominating committee on the proposed slate of directors for this year’s meeting.  In order to accomplish this in the most efficient and collaborative manner, we believe that it is imperative that we commence a dialogue promptly.

We also are aware that you may feel a need to evaluate the appropriateness of such a meeting from a regulatory perspective.  Rest assured, that in order to avoid any delay based on such concerns, we want you to know that we have communicated our intention to send this letter to you to the Michigan Gaming Control Board (“MGCB”) before contacting you on behalf of the nominating committee and have filed an application with the MGCB for a finding of suitability as provided in Section 206c(3) of the Michigan Gaming Control and Revenue Act.  The Funds have also consulted with the MGCB about the next steps that will need to be coordinated from the Funds’ perspective as this process moves forward.

We look forward to a constructive meeting.  Please feel free to call or email me at ng@brigadecapital.com to discuss your availability.

Sincerely,

/s/ Neal P. Goldman
Neal P. Goldman

CC:      Managing Member
   Board of Directors of Greektown Superholdings, Inc.
   Michigan Gaming Control Board

SK 25586 0002 1267483